New Sapience, Inc.

Profit and Loss
January-December, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
61100 Salaries	870,185.15
61200 Employer Payroll Tax Expense	74,319.79
61260 Employee Benefits - Workers Compensation	891.00
64100 Office Supplies	31.80
64200 Dues & Subscriptions	1,561.42
64300 Payroll & Benefit Admin	5,647.58
64400 Bank Charges & Fees	1,935.52
64500 Shipping, Freight & Delivery	811.84
65100 Advertising & Marketing	4,996.67
65200 Trade and Event	150.00
67300 Equipment < $2,500	12,643.87
67400 Software	41,956.40
67500 Hosting Services	11,000.93
68100 Professional & Consulting Fees	388,841.78
68300 Legal Corporate	1,829.50
68400 Legal & Professional Fees - Patent	87,100.00
68450 Immigration Expenses	2,215.00
68500 Contractors	6,000.00
68510 Commission	0.00
68550 Meals & entertainment	1,586.74
69100 Rent Expense	2,891.40
69200 Insurance	16,346.49
Total for Expenses	**$1,532,942.88**
Net Operating Income	**-$1,532,942.88**
Other Income	
71400 Payroll Tax Credit	-3,155.36
Total for Other Income	**-$3,155.36**
Other Expenses	
69900 Depreciation	2,826.00
72100 Interest Expense	24,562.22
81100 Taxes Corporate	452.80
Total for Other Expenses	**$27,841.02**
Net Other Income	**-$30,996.38**
Net Income	**-$1,563,939.26**